

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2012

<u>Via Email</u>
Chris Trina
Chief Executive Officer
Transfer Technology International Corp.
2240 Twelve Oaks Way, Suite 101-1
Wesley Chapel, Florida 33544

   Re: Transfer Technology International Corp.
     Form 10-K for the Fiscal Year Ended December 31, 2010
     Filed April 15, 2011
     Form 10-Q for the Fiscal Quarterly Period Ended March 31, 2011
     Filed June 21, 2011
     Form 10-Q/A for the Fiscal Quarterly Period Ended June 30, 2011
     Filed September 21, 2011
     File No. 0-27131

Dear Mr. Trina:

   We issued comments to you on the above captioned filings on December 7, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by February 8, 2012, to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

   If you do not respond to the outstanding comments or contact us by February 8, 2012**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Chris Trina
Transfer Technology International Corp.
January 25, 2012
Page 2

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Attorney-Advisor, at (202) 551-3513 or me at (202) 551-3377 with any other questions.

Sincerely,

/s/Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief